October 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Ada D. Sarmento

Re:         Xtant Medical Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 30, 2020

File No. 333-248766

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Xtant Medical Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on November 3, 2020, or as soon thereafter as is practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Amy Culbert of Fox Rothschild LLP at (612) 607-7287.

Thank you for your assistance in this matter. Should you have any questions, please call Ms. Culbert.

Very truly yours,

XTANT MEDICAL HOLDINGS, INC.

/s/ Sean E. Browne
Sean E. Browne
President and Chief Executive Officer

cc: Amy E. Culbert, Esq.